UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Peregrine Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock ($0.001 par value)
(Title of Class of Securities)
713661502
(CUSIP Number)
July 11, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	713661502	Page 2 of 9

1	NAME OF REPORTING PERSONS Tappan Street Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 45-2662859
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,231,577*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,231,577*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,577
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.95%†
12	TYPE OF REPORTING PERSON IA

* Tappan Street Partners LLC is the investment manager of the Tappan Street Partners Fund L.P. (the “Fund”) and the Tappan Street Partners Ideas Fund L.P. (the "Ideas Fund" and together with the Fund, the “Funds”) in which such shares referred to above are held. As a result, Tappan Street Partners LLC possesses the power to vote and dispose or direct the disposition of all the shares owned by the Funds. Thus, Tappan Street Partners LLC may be deemed to beneficially own a total of 2,231,577 shares.

†Based on a total of 45,069,188 Shares outstanding of the Issuer as of July 11, 2017, as set forth in the Issuer’s most recent Form 10-K, filed July 14, 2017.

CUSIP No .	713661502	Page 3 of 9

1	NAME OF REPORTING PERSONS Tappan Street Partners Fund L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 45- 2663014
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,540,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,540,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,540,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.42%†
12	TYPE OF REPORTING PERSON PN

†Based on a total of 45,069,188 Shares outstanding of the Issuer as of July 11, 2017, as set forth in the Issuer’s most recent Form 10-K, filed July 14, 2017.

CUSIP No .	713661502	Page 4 of 9

1	NAME OF REPORTING PERSONS Tappan Street Partners Ideas Fund L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 82-1702999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 691,577
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 691,577
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,577
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.53%†
12	TYPE OF REPORTING PERSON PN

†Based on a total of 45,069,188 Shares outstanding of the Issuer as of July 11, 2017, as set forth in the Issuer’s most recent Form 10-K, filed July 14, 2017.

CUSIP No .	713661502	Page 5 of 9

1	NAME OF REPORTING PERSONS Prasad Phatak I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 67,107
	6	SHARED VOTING POWER 2,231,577*
	7	SOLE DISPOSITIVE POWER 67,107
	8	SHARED DISPOSITIVE POWER 2,231,577*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,298,684*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.10%†
12	TYPE OF REPORTING PERSON IN

* Mr. Phatak is the managing member of Tappan Street Partners LLC. As a result, Mr. Phatak possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Tappan Street Partners LLC as investment manager to the Funds. Mr. Phatak disclaims beneficial ownership of any of the shares held by the Funds.

†Based on a total of 45,069,188 Shares outstanding of the Issuer as of July 11, 2017, as set forth in the Issuer’s most recent Form 10-K, filed July 14, 2017.

CUSIP No.	713661502	Page 6 of 9

Item 1(a).		Name of Issuer: Peregrine Pharmaceuticals, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices: 14282 Franklin Avenue, Tustin, California 92780

Item 2(a).		Name of Person Filing: Tappan Street Partners LLC
Tappan Street Partners Fund L.P.
Tappan Street Partners Ideas Fund L.P.
Prasad Phatak

Item 2(b).		Address of Principal Business Office or, if None, Residence:
33 Irving Place, Third Floor, New York, NY 10003

Item 2(c).		Citizenship: Tappan Street Partners, LLC is a Delaware limited liability company. Tappan Street Partners Fund, L.P. is a Delaware limited partnership. Tappan Street Partners Ideas Fund, L.P. is a Delaware limited partnership. Mr. Phatak is a United States citizen.

Item 2(d).		Title of Class of Securities: Common Stock ($0.001 par value)

Item 2(e).		CUSIP Number: 731661502

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.	713661502	Page 7 of 9

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: Aggregate of all filers—2,298,684
Tappan Street Partners LLC —2,231,577
Tappan Street Partners Fund L.P. —1,540,000
Tappan Street Partners Ideas Fund L.P. —691,577
Prasad Phatak—2,298,684*

	(b)	Percent of class: Aggregate of all filers—5.10%
Tappan Street Partners LLC—4.95%
Tappan Street Partners Fund L.P.—3.42%
Tappan Street Partners Ideas Fund L.P. ——1.53%
Prasad Phatak—5.10%*

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
Tappan Street Partners LLC —0
Tappan Street Partners Fund L. P. —0
Tappan Street Partners Ideas Fund L. P. —0
Prasad Phatak—67,107

(ii) Shared power to vote or to direct the vote:
Tappan Street Partners LLC —2,231,577
Tappan Street Partners Fund L. P. —1,540,000
Tappan Street Partners Ideas Fund L. P. —691,577
Prasad Phatak—2,231,577*

(iii) Sole power to dispose or to direct the disposition of
Tappan Street Partners LLC —0
Tappan Street Partners Fund L. P. —0
Tappan Street Partners Ideas Fund L. P. —0
Prasad Phatak—67,107

(iv) Shared power to dispose or to direct the disposition of:
Tappan Street Partners LLC —2,231,577
Tappan Street Partners Fund L. P. —1,540,000
Tappan Street Partners Ideas Fund L. P. —691,577
Prasad Phatak—2,231,577*

*Mr. Phatak is the managing member of Tappan Street Partners LLC. As a result, Mr. Phatak possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Tappan Street Partners LLC as investment manager to the Funds. Mr. Phatak disclaims beneficial ownership of any of the shares held by the Funds.

CUSIP No .	713661502	Page 8 of 9

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 14, 2017

Signature:	/s/ Prasad Phatak
Name:	Prasad Phatak

TAPPAN STREET PARTNERS FUND L.P. Date: August 14, 2017

By:	/s/ Prasad Phatak
Name:	Prasad Phatak
Title:	Managing Member of Tappan Street Partners LLC, investment adviser to Tappan Street Partners Fund L.P.

TAPPAN STREET PARTNERS IDEAS FUND L.P. Date: August 14, 2017
By:	/s/ Prasad Phatak
Name:	Prasad Phatak
Title:	Managing Member of Tappan Street Partners LLC, investment adviser to Tappan Street Partners Ideas Fund L.P.

TAPPAN STREET PARTNERS, LLC Date: August 14, 2017

By:	/s/ Prasad Phatak
Name:	Prasad Phatak
Title:	Managing Member of Tappan Street Partners LLC

CUSIP No .	713661502	Page 9 of 9

EXHIBIT A

Joint Filing Agreement

The Undersigned agree that the statements on Schedule 13G with respect to the common stock of Peregrine Pharmaceuticals, Inc. dated as of August ___, 2017, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:	August 14, 2017

Signature:	/s/ Prasad Phatak
Name:	Prasad Phatak

TAPPAN STREET PARTNERS FUND L.P. Date: August 14, 2017

By:	/s/ Prasad Phatak
Name:	Prasad Phatak
Title:	Managing Member of Tappan Street Partners LLC Investment Adviser to Tappan Street Partners Fund L.P.

TAPPAN STREET PARTNERS IDEAS FUND L.P. Date: August 14, 2017

By:	/s/ Prasad Phatak
Name:	Prasad Phatak
Title:	Managing Member of Tappan Street Partners LLC Investment Adviser to Tappan Street Partners Ideas Fund L.P.

TAPPAN STREET PARTNERS LLC Date: August 14, 2017

By:	/s/ Prasad Phatak
Name:	Prasad Phatak
Title:	Managing Member of Tappan Street Partners LLC